April 29, 2005


VIA U.S. MAIL AND FACSIMILE (925) 871-4046

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556
(925) 631-9100 ext. 206

Re:	Consolidated Resources Health Care Fund II
	Schedule TO-T filed April 21, 2005 by MacKenzie
	Patterson Fuller, Inc. et al.
	File No. 005-80679

Dear Mr. Patterson:

      We have the following comments on the above-referenced filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Establishment of the Offer Price, page 9

1. Please disclose the net asset value estimate you calculated.
See Section III.B.1 of Exchange Act Release No. 34-43069 (July 24,
2000).

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the bidders acknowledging that:

* the bidders are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please amend your filing promptly to comply with our comments. If you do not agree with the comments, then tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

      You may direct questions to me at (202) 551-3257.  You may also contact me via facsimile at (202) 772-9203.  Please send all
correspondence to us at the following ZIP Code:   20549-0303.

					Very truly yours,


					Celeste M. Murphy
					Special Counsel
					Office of Mergers and Acquisitions